UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

SEQUANS COMMUNICATIONS S.A.

(Name of Subject Company)

SEQUANS COMMUNICATIONS S.A.

(Name of Person Filing Statement)

American Depositary Shares, each representing four (4) ordinary shares, nominal value €0.01 per share

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Dr. Georges Karam

Chairman and Chief Executive Officer

Sequans Communications S.A.

15-55 boulevard Charles de Gaulle

92700 Colombes, France

Telephone: +33 1 70 72 16 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Brett Cooper, Esq.

Richard Vernon Smith, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing four (4) Ordinary Shares.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2023 (as amended and supplemented on October 4, 2023, October 5, 2023, October 20, 2023, November 3, 2023 and November 13, 2023 and as may be further amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer by Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), a direct wholly owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), to acquire all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (each, an “Ordinary Share” and, collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each American Depositary Share represents four Ordinary Shares) (each, an “ADS” and, collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”) in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2023 (together with amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer is described in a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on September 11, 2023, by Parent and Purchaser (as amended and supplemented on October 4, 2023, October 5, 2023, October 20, 2023, November 3, 2023 and November 13, 2023 and as may be further amended or supplemented from time to time, the “Schedule TO”).

This Amendment is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Underlined text shows text being added to a referenced disclosure in the Schedule 14D-9 and a line through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. All page references in the information below are to pages in the Schedule 14D-9, and all capitalized terms used below, unless otherwise defined, shall have the meanings set forth in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

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The following is added immediately after the last paragraph under the heading “Item 3. “Past Contacts, Transactions, Negotiations and Agreements” — (a) Arrangements with Parent, Purchaser and Certain of Their Affiliates — Confidentiality Agreement,” which begins on page 7:

Financing Arrangement

On November 8, 2023, Sequans entered into a security purchase agreement (the “November 8, 2023 SPA”) with Renesas Electronics America Inc., a California corporation and a wholly owned subsidiary of Parent (“Renesas America”), pursuant to which Sequans issued an unsecured subordinated note in the principal amount of $6,000,000 (the “Note”) to Renesas America for a purchase price of $6,000,000. The Note will mature on the earliest to occur of (a) the written demand by Renesas America after the successful consummation of the Offer, (b) ninety (90) days after the earliest to occur of (i) the termination of the Offer (otherwise than by reason of successful completion thereof) or (ii) the termination of the Memorandum of Understanding, or (c) the date a Company Termination Fee (as defined in the Memorandum of Understanding) is payable. Interest on the Note accrues at a rate of 9.5% per annum.

Pursuant to the November 8, 2023 SPA and the Note, Sequans will be required to pay Renesas America 10% of the original principal amount of the Note in addition to any outstanding principal amount and any accrued and unpaid interest upon termination of the Memorandum of Understanding under certain circumstances. The November 8, 2023 SPA contains customary representations and warranties of Sequans. The Note contains customary covenants and is subject to customary events of default.

The foregoing summaries of the November 8, 2023 SPA and the Note do not purport to be complete and are qualified in their entirety by reference to the November 8, 2023 SPA and the Note, copies of which are filed as Exhibits (e)(3)(H) and (e)(3)(I) to this Schedule 14D-9 and incorporated by reference herein.

Item 4. The Solicitation or Recommendation

Item 4. “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•

The following paragraph is added immediately following the last paragraph under the heading “Item 4. The Solicitation or Recommendation — (b) Reasons — Background to the Transaction,” which begins on page 15:

On November 8, 2023, pursuant to the November 8, 2023 SPA, the Company issued an unsecured subordinated note in the principal amount of $6,000,000 to Renesas America. The Company expects to use the proceeds from the financing transaction to partially fund operations. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (b) Arrangements with Directors and Executive Officers of Sequans — Affiliated Ownership and Financing Arrangement.”

Item 9.	Exhibits

Item 9. “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(e)(3)(H)	Security Purchase Agreement, dated November 8, 2023, by and between Sequans Communications S.A. and Renesas Electronics America Inc. (incorporated by reference to Exhibit 4.1 to the Form 6-K/A filed by Sequans Communications S.A. with the SEC on November 13, 2023).

(e)(3)(I)	Note issued by Sequans Communications S.A. dated November 8, 2023 (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Sequans Communications S.A. with the SEC on November 9, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEQUANS COMMUNICATIONS S.A.

Dated: November 13, 2023	By:	/s/ Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman

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